Exhibit 99.1

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills Hyderabad – 500 034, Telangana, India CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

October 23, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Unaudited Financial Results for the quarter and half-year ended September 30, 2026

Pursuant to Regulations 30 and 33 and other applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and in furtherance to our letter dated September 22, 2026, we wish to inform you that the Board of Directors of the Company, at their meeting held today, i.e. October 23, 2026, inter alia considered and approved the following:

a.	Unaudited Consolidated Financial Results of the Company for the quarter and half-year ended September 30, 2026, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB);

b.	Press Release on Unaudited Financial Results of the Company for the quarter and half-year ended September 30, 2026;

c.	Unaudited Consolidated Financial Results of the Company for the quarter and half-year ended September 30, 2026, as per Indian Accounting Standards (Ind AS);

d.	Unaudited Standalone Financial Results of the Company for the quarter and half-year ended September 30, 2026, as per Indian Accounting Standards (Ind AS); and

e.	Limited Review Reports of the Statutory Auditors on the aforesaid Unaudited Standalone and Consolidated Financial Results as mentioned above.

The Board Meeting commenced at 3:00 p.m. IST and concluded at 4:38 p.m. IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above